United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13G


Item 1

(a) Organogenesis Inc.
(b) 15 Dan Road, Canton MA 02021


Item 2

(a)North American Management Corp.
(b)Ten Post Office Square, Suite 300, Boston MA 02109

(c) Delaware

(d) Common

(e) 685906109

Item 3

(e)  IA

Item 4

(a) 2327617
(b) 6%
(c) i  2327617
   ii  0
   iii 2327617
   iv  0


Item 10

Date 3/4/2002

Signature  Hans H. Estin
Title Vice Chairman